UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

September 02, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

SMITH & NEPHEW PLC (the "Company")

Statement regarding Further Shareholder Consultation on the 2026 Directors' Remuneration Policy ("Policy") and Performance Share Plan 2026 ("PSP")

Smith+Nephew (LSE: SN, NYSE: SNN), the global medical technology business, announces the conclusion of its further shareholder consultation on its Remuneration Policy and Performance Share Plan (PSP) following shareholder approval at the Annual General Meeting held on 6 May 2026 (the "AGM").

As Resolution 2 (to approve the Policy) and Resolution 21 (to approve the PSP) (together the "Resolutions") received less than 80% shareholder support, in accordance with the provisions of the UK Corporate Governance Code, Sybella Stanley, Chair of the Remuneration Committee sought further engagement with investors and proxy advisors to seek additional feedback on these Resolutions.

The Company engaged with shareholders comprising around 70% of the Company's issued share capital and proxy advisors during the further consultation period which ran from 18 May to 27 July 2026. Shareholders with whom the Company had previously engaged during the original shareholder consultation (October 2025 - February 2026), and who supported the original proposal, provided no further feedback to the Board.

During this consultation, one request for engagement was received from a shareholder who voted against the Resolutions. The Company also contacted the proxy advisors most representative of its shareholder base, with whom it had consulted during the original shareholder consultation, and received no additional request for engagement or feedback. Following closure of the consultation and after carefully considering the additional feedback received from the one shareholder who engaged, the Board has resolved to adopt and implement the Policy and the PSP on the terms approved by shareholders at the AGM.

The Company will continue to engage with shareholders and proxies on these and other remuneration matters in the future and will also address feedback and areas of interest raised by shareholders during the full consultation process through narrative disclosures in the 2026 Annual Report.

In accordance with the Policy, the Company granted the following top-up awards to Deepak Nath, Chief Executive Officer on 1 September 2026:

●
A PSP award equal to 350% of salary, to bring his total 2026 performance share awards to 650% of salary; and
●
A Restricted Share Plan award equal to 25% of salary, to bring his total 2026 restricted share awards to 150% of salary

Further details of these awards are set out below.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

PSP 2026 - 2028 awards: In accordance with the new Policy, the Remuneration Committee has approved the grant of a top up PSP award as shown in the table below which will vest on 15 March 2029, subject to the achievement of the performance conditions which are measured over the period 1 January 2026 to 31 December 2028.

The number of shares awarded and the award share price have been determined using the average closing share price over the period 3 March to 16 March 2026. On vesting, participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Awards granted on 1 September 2026 under the Smith & Nephew plc Performance Share Plan 2026.
Date of Transaction	1 September 2026
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)*	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	£12.744	323,728	N/A Single Transaction
* The number of shares assuming a maximum vesting is shown.

Restricted Share Plan 2026 awards: In accordance with the new Policy, the Remuneration Committee has approved the grant of a top-up RSP award as shown in the table below, which will vest in three equal tranches on or around 1 April 2027, 1 April 2028 and 1 April 2029, contingent on a reasonable judgement underpin being met as determined by the Remuneration Committee.

The number of shares awarded and the award share price have been determined using the average closing share price over the period 3 March to 16 March 2026. On vesting, participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Award granted on 1 September 2026 under the Smith & Nephew plc Restricted Share Plan 2024.
Date of Transaction	1 September 2026
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)*	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	£12.744	23,123	N/A Single Transaction

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: September 02, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary